Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2.	Date of Material Change

December 7, 2009

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on December 7, 2009 and filed on SEDAR.

Item 4.	Summary of Material Changes

On December 7, 2009 NovaGold filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding registration statement with the United States Securities and Exchange Commission.

Item 5.	Full Description of Material Change

On December 7, 2009 NovaGold filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding registration statement with the United States Securities and Exchange Commission.

The shelf prospectus filed today is intended to replace the Company’s previous shelf prospectus, originally filed on March 19, 2007, which expired on May 16, 2009. These filings, when made final, will allow the Company to make offerings of debt securities (“Debt Securities”), preferred shares and common shares (“Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities, share purchase contracts and share purchase or equity units (collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$500,000,000 during the 25-month period that the final short form base shelf prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include At-the-Market transactions, private placements, public offerings or strategic investments. The net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Rick Van Nieuwenhuyse
President & CEO
	Telephone:	(604) 669-6227
	Fax:	(604) 669-6272

Item 9.	Date of Report

December 10, 2009